SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: September 30, 2016

List of materials

Documents attached hereto:

i) Press release announcing Sony Corporation and Jackson Estate Announce Closing of Sony’s Purchase of Remaining 50% Interest in Sony/ATV Music Publishing

Sony Corporation and Jackson Estate Announce Closing of Sony’s Purchase
of Remaining 50% Interest in Sony/ATV Music Publishing

New York, September 30, 2016- Sony Corporation (“Sony”) and the Estate of Michael Jackson (“the Estate”), today announced that following the satisfaction of applicable closing conditions, including the receipt of regulatory approvals, Sony Corporation of America (“SCA”), Sony’s wholly owned subsidiary, has closed on the purchase of the remaining 50% interest in Sony/ATV Music Publishing LLC (“Sony/ATV”) from the Estate.  The agreement for this purchase was first announced on March 14, 2016.

As previously announced, the purchase calls for total payments of 750 million U.S. dollars, which includes a lump sum payment by SCA of approximately 733 million U.S. dollars, as well as distributions previously committed to by Sony/ATV to be paid to the Estate. The payment also reflects certain contractual and accounting adjustments related to the Sony/ATV joint venture and other commercial opportunities involving Sony and the Estate.

The purchase is not expected to have a material impact on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2017.

The Estate noted that the transaction will not affect its continuing substantial interests in other music assets, including all of Michael Jackson’s master recordings as well as Mijac Music, the publishing company that owns all of the songs written by Michael Jackson as well as songs by some of his favorite songwriters and artists that were acquired by Michael during his life.  In addition, the Estate will also retain its ownership interest in EMI Music Publishing.

About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and online businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world. Sony recorded consolidated annual sales of approximately $71 billion for the fiscal year ended March 31, 2016. Sony Global Web Site: http://www.sony.net/

About the Estate

Following in Michael's footsteps, the Estate of Michael Jackson continues to produce artistically exceptional and enormously successful ventures. "Michael Jackson's This is It" became the highest grossing music documentary of all time. A history making touring show produced in partnership with Cirque du Soleil, Michael Jackson THE IMMORTAL World Tour, played 4 continents, 157 cities, was seen by 3.7 million fans and became the #8 top grossing tour of all time. The second venture between the Estate and Cirque du Soleil, the critically acclaimed Michael Jackson ONE, a permanent show at Mandalay Bay Las Vegas, gave Cirque its biggest opening ever in Las Vegas and continues to be one of the top shows in the city. In 2014, The Estate astounded the world with the technical wizardry of a ‘virtual Michael Jackson' performance during the Billboard Music Awards, which gave the show its biggest ratings in years and became the topic of conversation worldwide. That same year, Xscape, the second posthumous release of previously unreleased music by Michael Jackson, was released and became one of the top selling albums of 2014. Late last year, Thriller became the first album in RIAA Gold & Platinum Program history to be certified 30X multi-Platinum for U.S. sales, continuing The King of Pop's reign as the biggest selling artist of all time with worldwide sales of over 100 million for Thriller and 1 billion overall. Earlier this year, the Estate released the documentary MICHAEL JACKSON's Journey From Motown To Off The Wall, directed by Spike Lee. The documentary made its world premiere at the Sundance Film Festival on January 24, 2016, and its subsequent broadcast on SHOWTIME® became the channel's highest rated music documentary of all time and its second highest rated documentary ever.

About Sony/ATV Music Publishing

Sony/ATV Music Publishing, established in 1995 as a joint venture between Sony and Michael Jackson, is the world's leading music publisher. Together with EMI Music Publishing, Sony/ATV owns or administers more than 3 million copyrights including those from such iconic music catalogs like Leiber & Stoller, Mijac Music, Motown and Famous Music. Sony/ATV also controls many of the best known songs ever written like "New York, New York", "Hallelujah", "All You Need Is Love", "You've Got a Friend", "Moon River", "Jailhouse Rock", "The Mission Impossible Theme", "Ain't No Mountain High Enough", "Over the Rainbow", "Stand By Me", "I Heard It Through The Grapevine" and "Singin' in the Rain." In addition, Sony/ATV represents the copyrights of such legendary artists as The Beatles, Leonard Cohen, Bob Dylan, Marvin Gaye, Michael Jackson, Carole King, Kraftwerk, Joni Mitchell, Willie Nelson, Roy Orbison, Queen, The Rolling Stones, Richie Sambora, Sting, The Supremes, Wyclef Jean, Hank Williams and Stevie Wonder, among others. Its ever-growing list of chart-topping artists, writers and producers includes Akon, Avicii, Calvin Harris, Jessie J, Alicia Keys, Lady Gaga, P!nk, RedOne, Shakira, Ed Sheeran, Sam Smith, Stargate, Taylor Swift, Kanye West and Pharrell Williams.

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